Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

January 6, 2023

VIA EDGAR

Mr. Stephen Kim

Ms. Lyn Shenk

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Shell Company Report on Form 20-F
Filed on June 16, 2022
File No. 001-38235

Dear Mr. Kim, Ms. Shenk, Ms. Beysolow and Mr. King,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 21, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”) and the Company’s response to the Staff’s comments regarding the Shell Company Report submitted on October 17, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

The Company respectfully advises the Staff that the Company is in the process of completing the work required for restating Dada Auto Inc.’s financial statements as of and for the two years ended December 31, 2020 and 2021 included in the Shell Company Report (the “Dada Auto Financial Statements”) to address the Staff’s comments and make other adjustments that the Company finds necessary in the process and undertakes to file an amendment to the Shell Company Report with such restated and reissued Dada Auto Financial Statements as soon as they are ready and the Company clears the Staff’s comments on the Shell Company Report. The Company needs more time to complete the restatement of Dada Auto Financial Statements, mainly due to the recent spread of COVID-19 in the area that the Company’s headquarter is located and the upcoming Chinese New Year holidays in

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

January 2023, and the Company currently expects that it will be able to complete the work required for the restatement around the end of February 2023. In addition, the Company believes that after the Staff’s review of and further commenting (if any) on its responses to the Staff’s other comments contained in this letter, it will be in a better position to prepare an amendment to the Shell Company Report that appropriately addresses the Staff’s comments.

The Company also respectfully advises the Staff that in addition to addressing the comments from the Staff on its financial statements included in the Shell Company Report, the Company expects to make certain other revisions to those financial statements as necessary and appropriate, as further described in its response to comment 7 below.

Shell Company Report on Form 20-F Filed June 16, 2022
Item 3. Key Information, page 6
1.
We note your response to comment 3, including your proposed risk factor entitled “The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs." In future filings, please revise to include risk factor disclosure, if material, about the laws and regulations in Hong Kong that are applicable to you and your operations, as well as the related risks and consequences given that you have operations and directors located in China.

In addition to the proposed disclosure in the Company’s response to prior comment 3, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed including, to the extent material, addition risk factor disclosure about the laws and regulations in Hong Kong that will become applicable to it and its operations as well as the related risks and consequences. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold or double-underlined.

Page 27 (Risk Factors section)

Risks Related to Doing Business in China

The PRC government has significant oversight over ~~our~~ business operations conducted in China ~~which, if exercised,~~ and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

The PRC government has significant oversight over ~~the conduct of our~~ business operations conducted in mainland China, Hong Kong and Macau, and the PRC government may intervene and influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. Specifically, the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. As of the date of this Shell Company Report, we have no material operations in Hong Kong and we are of the view that there is currently no laws or regulations in Hong Kong that has a material impact on us.

Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

2.
We note your response to comment 4. Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. In future filings, please revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions throughout the document.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosures in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings as set out in its response to the Staff’s comment 3 below.

3.
We note your response to comment 5. Please expand your disclosure related to the risks associated with cash transfers to encompass Hong Kong . Provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash. Acknowledge the limitations upon transfer and tax obligations imposed by Hong Kong laws.

In addition to the proposed disclosure in the Company’s response to prior comments 4 and 5, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold.

Page 3 (Summary of Risk Factors section):

Risks Related to Doing Business in China

•
We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Page 3 (Key Information section)

Cash and Asset Flows through Our Organization

NaaS

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Prior to the Restructuring completed in early 2022, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink and its subsidiaries. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2020 and 2021, (i) payments totaling RMB86.3 million and RMB279.8 million (US$43.9 million) were made among Newlink’s subsidiaries that conducted NaaS’ business arising from transactions conducted in connection with their respective operations; (ii) advances totaling RMB312.0 million and RMB497.9 million (US$78.1 million) were made among Newlink’s subsidiaries that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the Newlink’s subsidiaries that conducted NaaS’ business. Since the Closing and as of the date of this Shell Company Report on 20-F, no transfers, dividends, or distributions were made between NaaS Technology Inc. and our subsidiaries or to any investors. See the audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 starting on page F-46.

NaaS Technology Inc. has established stringent controls and procedures for cash flows within its organization. Each transfer of cash between its Cayman Islands holding company and a subsidiary is subject to internal approval. The cash of the group is under the unified management of NaaS Technology Inc.’s finance department and is disbursed and applied to each operating entity based

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

on the budget and operating conditions of the specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to three levels of review process by the finance department.

Under PRC law, NaaS Technology Inc. and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to NaaS Technology Inc. or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

RISE

RISE was previously a provider of junior English language training in China. On December 28, 2021, RISE completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, RISE completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, RISE’s major shareholder. The foregoing sales represented the sale of substantially all of the assets of RISE and its subsidiaries. Immediately prior to the commencement of the Merger, RISE did not have any business operations.

No transfers, dividends, or distributions were made between RISE and its subsidiaries or to any investors prior to the Closing. See the audited consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, starting on page F-1.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

Page 34 (Risk Factors section)

Risks Related to Doing Business in China

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our or our subsidiaries’ ability to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

4.
On We note your response to comment 7 and disclosure related to your corporate history and restructuring along with risks facing the company and the offering should a structure employing VIEs be implemented again. In future filings, please revise to discuss risks related to your current corporate structure. Disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

In addition to the proposed disclosure in the Company’s response to prior comment 7, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold or double-underlined.

Page 6 (Key Information section)

Our Holding Company Structure

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, NaaS Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to NaaS Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

Page 35 (Risk Factors section)

Risks Related to Doing Business in China

Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company and our operations are primarily conducted through our PRC subsidiaries. PRC regulatory authorities could disallow this holding company structure.

We do not have any VIE and we conduct our operations in China through our subsidiaries following the completion of the Restructuring. If in the future we were to amend our operating structure to use any VIE again for our operations in China, the PRC government could disallow this structure or find the contractual arrangement that we may adopt to establish a VIE structure to be non-compliant with PRC regulations relating to the relevant industries and as a result we could be subject to severe penalties.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

If our current holding company structure is disallowed by PRC regulatory authorities or if we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•
revoking the business licenses and/or operating licenses of the relevant entities;
•
imposing fines on the relevant entities;
•
confiscating the income of the relevant entities that is deemed to be obtained through illegal operations;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

•
discontinuing or placing restrictions or onerous conditions on the operations of the relevant entities;
•
placing restrictions on the right to collect revenues of the relevant entities;
•
shutting down the servers or blocking the app/websites of the relevant entities; or
•
requiring the relevant entity to restructure its ownership structure or operations.

Any of these actions could cause significant disruption to our business operations, severely damage our reputation, and have a material adverse effect on our financial condition and results of operations, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

In addition, if we were to adopt a VIE structure for our operations in China in the future, we will have to rely on contractual arrangements with the VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in the VIE. If we were to have direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by the VIE and its shareholders of their contractual obligations in order to exercise control over the VIE. The VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

5.
We note your response to comment 9. In future filings, please revise to disclose each permission or approval including business licenses issued by the relevant industrial and commercial administrative departments which you state were required and obtained from Chinese authorities to operate your business and to offer securities to foreign investors. In addition, state clearly whether any permissions or approvals have been denied.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

In addition to the proposed disclosure in the Company’s response to prior comment 9, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold.

Page 8 (Key Information section)

Permissions Required from the PRC Authorities ~~for Our Operations~~

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, our PRC subsidiaries and we have obtained all~~the requisite~~ licenses, permits, and registrations from the PRC government authorities that are required ~~material~~ for our business operations ~~in China~~ and for the offering of our securities to foreign investors under the laws and regulations of mainland China, ~~including~~ being the business licenses issued by the relevant industrial and commercial administrative departments, and such licenses, permits, and registrations have not been denied by any PRC government authorities.

6.
We note your response to comment 13 regarding risks associated with greater oversight by the CAC over data security and that it could have material adverse impact on your business, prospects, financial condition and operating results. Please revise to disclose that these risks could have a material impact on the value of your securities. In addition, clearly state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In addition to the proposed disclosure in the Company’s response to prior comment 13, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

Page 21 (Risk Factors section)

Risks Related to Our Business and Industry

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy

……

Pursuant to the Cybersecurity Review Measures, we conducted a self-assessment with respect to the status of our compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, and the relevant implementing regulations and we implemented various measures to improve the overall compliance level. We are of the view that our existing practices are compliant~~inline~~ with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC to date, in all material respects. However, r~~R~~egulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider and despite our efforts to comply with laws and regulations relating to privacy, data protection and information security, there is no guarantee that the current security measures, practices and operations of ours and of the third-party service provider are and will remain compliant with applicable laws~~. We and the third-party service provider, i~~In the event of non-compliance or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, our reputation could be harmed and we may be subject to investigations and penalties by PRC governmental authorities~~imposed with penalties~~, including fines, suspension of business, and revocation of required licenses, as well as private claims and litigations, any of which could materially and adversely affect our business, prospects, financial condition and operating results and could result in a material impact on the value of our securities.

Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Loss, page F-49
7.
We note your response to comment 17 and your request to revise for this error in your next annual report on Form 20-F. However, it appears that previously issued financial statements are materially misstated and therefore, those financial statements need to be restated and reissued. In addition, we note in your response to comment 14 that selling and marketing expenses for the year ended December 31, 2021 includes RMB103.1 million (US$16.2 million) of incentives to end-users representing the part of incentive to end-users that

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

exceeds the revenue generated from the same transaction. Please explain to us your consideration of accounting for this portion of incentives as a reduction of the transaction price (i.e., a reduction of revenue). Refer to IFRS 15.70 - 72.

As stated at the beginning of this letter, the Company is in the process of completing the work required for restating the Dada Auto Financial Statements and undertake to file an amendment to the Shell Company Report with such restated and reissued Dada Auto Financial Statements when ready. The Company is also planning to restate its unaudited 2022 second quarter and half-year interim financial results that were furnished to the SEC on a Form 6-K on August 22, 2022.

The Company also respectfully submits that for online EV charging solutions, the only obligation to be performed by the Company in a transaction is to connect charging station operators with end-users to facilitate the completion of an EV charging order. Upon the completion of such order, the Company recognizes the service income charged to operators and end-users. The Group provides services to both charging station operators and end-users according to agreements, and the Group performs its obligations for both parties during one transaction, both charging stations and end-users are regarded as the customers of online EV charging solutions. As discussed in parts 2.14.3 and 2.16 on page F-62, the Company offers discounts and promotions to end-users to encourage their use of the platform. Such incentives are not payments by the Company for a distinct good or service from the customers as defined under IFRS 15.71. Accordingly, the Company records the cost of these promotions as a reduction of revenue on a transaction-by-transaction basis at the time the transaction is completed.

2.15 Cost of Revenue, page F-62
8.
We note your response to comment 20 stating bandwidth and server custody costs are primarily related to your research and development efforts. Please tell us how much of your bandwidth and server custody costs relate to your operations or generation of revenues. For your discussion of gross loss on page 73, please eliminate, or revise to include a discussion of most directly comparable IFRS financial measure, a fully-loaded IFRS gross loss, with greater prominence and a reconciliation between the non-IFRS financial measure and the fully-loaded IFRS gross loss.

In response to the Staff’s comment, the Company proposes to revise bandwidth and server custody costs as cost of revenue in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings.

The Company also respectfully submits that the gross loss on page 73 is the difference between “Cost of revenues” and “Revenues, Net”, and is IFRS gross loss.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

Notes to the Combined Financial Statements
2. Summary of Significant Accounting Policies
2.14.2 Contract Balances, page F-62
9.
We note your response and related revisions to comment 19 and reissue our comment in part. Please revise to disclose revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period, and revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. In addition, provide an explanation of the significant changes in the contract balances during the reporting period.

In addition to the proposed disclosure in the Company’s response to prior comment 19, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the Shell Company Report to illustrate the approximate location of the disclosure) in the proposed amendment to the Shell Company Report (including the restated and reissued Dada Auto Financial Statements) and its future Form 20-F filings subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Deletions are shown as strike-through and additions are underlined, with additional changes made on top of the proposed disclosure in the Company’s prior response submitted on October 17, 2022 in bold.

Page F-62 (Revenue Recognition)

2.14.2 Contract balances

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

The contract liability balance mainly includes customer advance from charging pile sales and VIP membership.

~~For online EV charging solutions, the Group offers effective mobility connectivity services by a platform to connect charging station operators and end-users to facilitate the completion of successful EV charging. The performance obligations for the Group is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit the platform, they could select charging stations and charging piles on their own. The Group enters into Master Service Agreement (“MSA”) with operators and end-users for the use of the platform. The order placed by end-user through the platform to the operator combined with the MSA establishes enforceable rights and obligation for each transaction. The sole obligation of the Group is to connect operators with end-users to facilitate the completion of a successful transaction. Before an end-user completes transaction on the platform, the amount such end-user paid in advance is refundable. Hence, the Group records such balance in Other payable and accruals rather than contract liability.~~

~~For offline EV charging solutions, the Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, etc.~~

~~In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal in the services as the Group is primarily responsible for providing the EV charging service to EV drivers. The Group provides charging services based on orders from its own platform as well as other third-party’s platforms. Because the Group will not receive any payment from customer or have unconditional right to consideration before the completion of service delivered, recognition for contract assets or liabilities is not necessary.~~

~~For the hardware procurement services, the Group procures charger piles at bulk purchase prices from charger manufacturers and re-sells these charger piles to charging station operators at discounted prices. The Group recognizes revenue of hardware procurement on a net basis upon the completion of the transactions. In some cases, the Group may receive part of the payable amount as customer advance. However, the customer advance is refundable and the Group does not have unconditional right to consideration unless title of the goods is transferred to the customer. Hence, the Group records such balance in Other payable and accruals rather than contract liability.~~

We also respectfully submit that in the proposed amendment, we will add the required disclosure in accordance with IFRS 15 paragraphs 116-118, including revenue

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2023

recognized in the reporting period that was included in the contract liability balance at the beginning of the period, and revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods, as well as add an explanation of the significant changes in the contract balances during the reporting period where applicable.

* * *

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.